Filed Pursuant to Rule 433

Registration No. 333-291384

Issuer Free Writing Prospectus, dated November 11, 2025

PRICING TERM SHEET

November 11, 2025

Cogent Biosciences, Inc.

Offerings of

9,677,420 Shares of Common Stock

$200.0 Million Aggregate Principal Amount of 1.625% Convertible Senior Notes due 2031

The information in this pricing term sheet supplements (i) Cogent Biosciences, Inc.’s (“Cogent”) preliminary prospectus supplement, dated November 10, 2025 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of Common Stock (the “Common Stock Offering”), and (ii) Cogent’s preliminary prospectus supplement, dated November 10, 2025 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and, in each case, the accompanying prospectus, dated November 7, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement to the extent inconsistent with the information in the Common Stock Preliminary Prospectus Supplement and Convertible Notes Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Cogent and “Common Stock” refers to the common stock, par value $0.001 per share, of Cogent. Cogent has increased the size of the Common Stock Offering from $200.0 million to $300.0 million (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $345.0 million). The final prospectus supplement relating to the Common Stock Offering will reflect conforming changes relating to such increase in the size of the Common Stock Offering.

Issuer:	Cogent Biosciences, Inc.

Ticker/Exchange for Our Common Stock:	“COGT” / The Nasdaq Global Select Market

Last Reported Sale Price per Share of the Common Stock on November 11, 2025:	$33.42

Common Stock Offering

Securities:	9,677,420 shares of Common Stock (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 11,129,033 shares of Common Stock)

Offering Size:	$300.0 million (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $345.0 million)

Public Offering Price per Share of Common Stock:	$31.00

Underwriting Discounts:	$1.86 per share of Common Stock and approximately $18.0 million in the aggregate (or approximately $20.7 million in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock)

Trade Date:	November 12, 2025

Settlement Date:	T+1; November 13, 2025

Use of Proceeds:

We estimate that the net proceeds to us from the Common Stock Offering will be approximately $281.7 million (or approximately $324.0 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of our Common Stock in full), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from the Common Stock Offering, together with the net proceeds from the concurrent Convertible Notes Offering, to repay $50 million of loans outstanding under our existing term loan facility (the “Term Loan Facility”), plus accrued interest and associated fees, and the remainder for development and regulatory activities relating to bezuclastinib and other product candidates, the anticipated commercial launch and commercialization of bezuclastinib, as well as for working capital and general corporate purposes.

See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Jefferies LLC Leerink Partners LLC Guggenheim Securities, LLC

Lead Manager:	LifeSci Capital LLC

Co-Manager:	Raymond James & Associates, Inc.

CUSIP/ISIN Numbers for the Common Stock:	CUSIP: 19240Q201 / ISIN: US19240Q2012

Convertible Note Offering

Securities:	1.625% Convertible Senior Notes due 2031 (the “Notes”)

Offering Size:	$200.0 million aggregate principal amount of Notes (or $230.0 million aggregate principal amount if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Maturity Date:	November 15, 2031, unless earlier converted, redeemed or repurchased

Issue Price:	100% of principal amount per Note

Underwriting Discount:	3% of the principal amount of the Notes, and approximately $6.0 million in the aggregate (or approximately $6.9 million in the aggregate, if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Interest:	1.625% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2026. In addition, special interest will accrue on the Notes in the circumstances described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Events of Default—Special Interest as Sole Remedy for Certain Reporting Defaults.”

Trade Date	November 12, 2025

Settlement Date:

T+4; November 18, 2025

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisors.

Use of Proceeds:

We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $193.7 million (or approximately $222.8 million if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from the Convertible Notes Offering, together with the net proceeds from the concurrent Common Stock Offering, to repay $50 million of loans outstanding under the Term Loan Facility, plus accrued interest and associated fees, and the remainder for development and regulatory activities relating to bezuclastinib and other product candidates, the anticipated commercial launch and commercialization of bezuclastinib, as well as for working capital and general corporate purposes.

See “Use of Proceeds” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	CUSIP: 19240Q AA0 / ISIN: US19240QAA04

Denominations/Multiple:	$1,000/$1,000

Initial Conversion Rate:	22.2469 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $44.95 per share of Common Stock

Conversion Premium:	Approximately 45% above the Public Offering Price per Share of Common Stock in the Common Stock Offering

Joint Book-Running Managers:	Jefferies LLC J.P. Morgan Securities LLC

Listing:	None

Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of Common Stock (the “Additional Shares”) set forth in the table below corresponding (after interpolation as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective Date	Stock Price
	$31.00	$37.50	$44.95	$51.00	$58.44	$80.00	$125.00	$175.00	$275.00	$400.00
November 18, 2025	10.0111	7.3349	5.3853	4.3073	3.3583	1.8239	0.6771	0.2689	0.0378	0.0000
November 15, 2026	10.0111	7.3349	5.3226	4.2061	3.2339	1.6946	0.5927	0.2211	0.0234	0.0000
November 15, 2027	10.0111	7.2603	5.1326	3.9867	3.0039	1.4946	0.4798	0.1636	0.0091	0.0000
November 15, 2028	10.0111	7.0461	4.8198	3.6471	2.6644	1.2240	0.3457	0.1039	0.0000	0.0000
November 15, 2029	10.0111	6.6493	4.3012	3.1096	2.1514	0.8596	0.1973	0.0482	0.0000	0.0000
November 15, 2030	10.0111	5.8885	3.3528	2.1733	1.3190	0.3866	0.0649	0.0113	0.0000	0.0000
November 15, 2031	10.0111	4.4197	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $400.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described below under the caption “—Adjustment of Stock Prices and Number of Additional Shares”), or less than $31.00 (subject to adjustment in the same manner), per share of our Common Stock, then no additional shares of our Common Stock will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 32.2580 shares of our Common Stock per $1,000 principal amount of notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

We have filed a registration statement (including a prospectus), the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmorgan.com and postsalemanualrequests@broadridge.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Ave., New York, NY 10017, or by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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